

Adit Laixuthai, Ph.D.
First Senior Vice President



12g3-2(b) File No.82-4922

Ref. No. OS.144/2009

August 20, 2009



09046839

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

Aug 20, 09

[signature] 8/27



ธนาคารกสิกรไทย

KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	20,433,221,419.15	Deposits	884,897,983,760.31
Interbank and money market items	74,732,064,468.72	Interbank and money market items	64,652,771,415.56
Investments, net	181,951,306,313.41	Liabilities payable on demand	9,509,559,565.15
(with obligations Baht 54,592,588,780.82)		Borrowings	80,279,449,743.97
Credit advances (net of allowance for doubtful accounts)	837,687,751,917.66	Financial institution's liabilities under acceptances	526,557,805.35
Accrued interest receivables	1,186,413,044.13	Other liabilities	39,007,428,900.43
Properties foreclosed, net	11,621,567,963.27	Total liabilities	1,078,873,751,190.77
Customers' liabilities under acceptances	526,557,805.35		
Premises and equipment, net	31,194,347,777.10		
Other assets, net	37,314,354,340.88	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	72,633,750,857.92
		Other reserves and profit and loss account	21,207,481,070.98
		Total shareholders' equity	117,773,833,858.90
Total Assets	1,196,647,585,049.67	Total Liabilities and Shareholders' Equity	1,196,647,585,049.67
Customers' liabilities under unmatured bills	6,001,537,977.07	Financial institution's liabilities under unmatured bills	6,001,537,977.07
Total	1,202,649,123,026.74	Total	1,202,649,123,026.74

	Baht
Non-Performing Loans 2/(net) as of 30 June 2009 (Quarterly)	15,518,314,820.62
(1.69 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 June 2009 (Quarterly)	23,037,128,913.68
Actual provisioning for loan loss, as of 30 June 2009 (Quarterly)	31,020,411,722.39
Loans to related parties	43,734,539,974.90
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,561,914,973.24
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	147,266,081,429.71
Changes in assets and liabilities this quarter as of 31 July 2009 due to fine from	
violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,270,080,450.14
Letters of credit	19,342,457,823.97

1 / This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 June 2009 (Quarterly)   32,183,139,191.48

(3.44 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Kbank's information on Basel II Pillar 3 regarding the regulatory capital disclosure requirement can be found semi-annually in MD&A for the 2nd quarter

of 2009 which will be reported in 27 August.